UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-27599

                           Notification of Late Filing

                                  (Check One):

   [ ] Form  10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB  [ ] Form N-SAR

   For Period Ended: September 30, 2001

[ ] Transition  Report  on  Form  10-K
[ ] Transition  Report  on  Form  20-F
[ ] Transition  Report  on  Form  11-K
[ ] Transition  Report  on  Form  10-Q
[ ] Transition  Report  on  Form  N-SAR

For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

                            Full Name of Registrant:
              ENVIRONMENTAL OIL PROCESSING TECHNOLOGY CORPORATION

                         Former Name if Applicable: N/A

                      2801 Brandt Ave., Nampa, Idaho 83687
                      ------------------------------------
            Address of Principal Executive Office (Street and Number)






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                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Relating to Part I (financial information) of the Company's 10QSB for the period ended September 30, 2001, the Company has experienced delays in assembling financial data as a result of litigation with subsidiary, Project Development Industries, LLC ("PDI").

                           Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

             John R. Hansen Jr.       (208)             938-4207
             ---------------          -----             --------
                  (Name)           (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Comment in response to Part IV (3) of Form 12b-25

November 14, 2001

"The anticipated change in results of operations is significant with a consolidated loss from operations of $13,091,766 for the nine months ending September 30, 2001, compared to a consolidated loss of $2,083,515 for the nine months ending September 30, 2000. The loss from discontinued operations of PDI for nine months ending September 30, 2001, was $2,579,600 which is primarily attributable to the write-off of net assets in excess of liabilities and goodwill, as compared to $285,376 for the same period in 2000. Operating revenue for the three months ending September 30, 2001, for EOPT (not including any revenues from PDI as a discontinued business) were $427,983 resulting in an operating loss of $127,699, compared to operating revenues of $291,568 for the three months ended September 30, 2000, with a loss of $633,209."

               ENVIRONMENTAL OIL PROCESSING TECHNOLOGY CORPORATION
               ---------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 2001                  /s/ N. Tod Tripple
                                        -------------------
                                        By:  N. Tod Tripple
                                        Its: President, CEO

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